450 Lexington Avenue New York, New York 10017 +1.212.850.2800 Phone +1.212.850.2929 Fax andrewskurthkenyon.com Paul N. Silverstein +1.212.850.2819 Phone

February 26, 2018

VIA EMAIL

Nicholas P. Panos, Esq.

Special Counsel

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Re:	Alaska Communications Systems Group, Inc.

Schedule 13D filed December 15, 2017

Schedule 13D/A filed December 28, 2017, January 8 and January 16, 2018,

and February 12, 2018

Filed by Karen S. Singer and TAR Holdings LLC

File No. 5-57739

Dear Mr. Panos:

Set forth below are the responses of Karen Singer and TAR Holdings LLC, a New Jersey limited liability company (“TAR Holdings,” and collectively with Karen Singer, the “Reporting Person”), to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), with respect to the above-referenced Schedule 13D and related amendments (collectively, the “Schedule 13D”). The responses below have been prepared and are being provided by the Reporting Person, which has authorized Andrews Kurth Kenyon LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, each response is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Schedule 13D filed on December 15, 2017

1.	Rule 13d-1(a) of Regulation 13D-G under the Securities Exchange Act of 1934 requires any person acquiring more than 5% of a class of securities to file a Schedule 13D within 10 days of the transaction. According to the tables listed under Item 5, beneficial ownership of Alaska Communications System Group shares was last acquired on December 6, 2017. The cover page of the initial Schedule 13D indicated, however, that December 15, 2017, was the date of the event that required the filing notwithstanding the fact that only 5% of the outstanding class was reported as having been beneficially owned. Please confirm the accuracy of this date by informing us of the exact date upon which the named filing persons first beneficially owned, if true, greater than 5% of the subject class. In addition, please amend your Schedule 13D filing, as appropriate, to correct this potentially inaccurate date and also confirm whether the filing was being voluntarily made by verifying the exact percentage held in the prospectus.

Response to #1:

Pursuant to Rule 13d-1(c), the Reporting Person originally filed a Schedule 13G on December 7, 2017 (the “Schedule 13G”), the day after the Reporting Person acquired beneficial ownership of more than 5% of the common stock of Alaska Communications Systems Group, Inc. (“ALSK”). In accordance with Rule 13d-1(e), the Reporting Person subsequently converted the Schedule 13G to a Schedule 13D statement on December 15, 2017, to reflect that the Reporting Person’s investment intent was no longer “passive.”

With respect to the amount of ALSK common stock beneficially owned by the Reporting Person, the Reporting Person owns approximately 5.03% of the outstanding ALSK common stock. The Reporting Person shall amend the Schedule 13D to reflect the precise ownership of ALSK common stock.

2.	Please revise the disclosure provided under Item 2 that failed to identify citizenship.

Response to #2:

The Schedule 13D states “Ms. Singer is a citizen of the United States of America.” The Reporting Person will amend the Schedule 13D to identify the jurisdiction of formation of TAR Holdings and add any other necessary information.

3.	Item 6 of Schedule 13D requires a filing party to “[d]escribe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer … naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.” Advise us, with a view toward revised disclosure, whether or not any arrangements, understandings or relationships exist between you, TAR Holdings, and any other person regarding the division or profits or loss or the giving or withholding of a proxy with respect to the investment in the common stock of the issuer. See the last sentence of Instruction A to Rule 13d-101 which requires a filer to affirmatively state within the Schedule 13D when an answer is in the negative or an item is inapplicable.

Response to #3:

The Schedule 13D references various put option contracts, which are required to be disclosed under Item 6. The Reporting Person later amended Item 6 in Amendment No. 3 to the Schedule 13D to reflect “not applicable” when the options were “closed” following ALSK’s adoption of the Section 382 Rights Agreement (the “Poison Pill”).

The Reporting Person is not party to any contracts, arrangements, understandings or relationships with any other stockholders of ALSK.

The Reporting Person, from time to time, receives investment advice from her husband, Gary Singer, for which he receives no compensation. No agreement regarding the division of profits exists between Karen Singer, TAR Holdings, and Gary Singer. The Reporting Person will amend the Schedule 13D to reflect such information.

4.	No joint filing agreement appears to have been filed as required by Rule 13d-1(k)(1)(iii). Please revise to file such agreement, or advise.

Response to #4:

Ms. Singer is the controlling member of TAR Holdings. As a result of such controlling relationship, Ms. Singer did not believe that entering into a joint filing agreement was necessary. The Reporting Person, however, intends to file a joint filing agreement between Ms. Singer and TAR Holdings, in its amendment to the Schedule 13D.

Schedule 13D/A filed on December 28, 2017 and January 8 and January 16, 2018

5.	Please provide us with the factual foundation for the following statements, or file an amendment that retracts the following statements:

Response to #5:

(A)          Factual Support. The statements made in the above-referenced amendments to the Schedule 13D were based upon the Reporting Person’s information and belief, based, among other things, on the Reporting Person’s informed experience. The Reporting Person believes that the following provide a factual foundation to the statements excerpted below:

•	[SEC Comment]: “it is outrageous, given the mismanagement and non-profitability of this relatively small company” [in light of the profitable quarter ended September 30, 2017;]

Response:

The Reporting Person has examined ALSK’s performance and management relative to its peers. For example, and as reported by industry analysts:

o	“ALSK-US has relatively low profit margins and median capital efficiency”

o	“Compared with its chosen peers, the company's annual revenues and earnings change at a slower rate, implying a lack of strategic focus and/or lack of execution success.”

o	“Over the last five years, ALSK-US's return on equity has declined from above median to around median among its peers, indicating declining relative operating performance.”

o	“The company’s median gross margin and relatively low pre-tax margin suggest high operating costs versus peers.”

o	“While ALSK-US's revenues have increased slower than peer median, the market currently gives the company a higher than peer median P/E ratio and may be factoring in some sort of a strategic play.”

o	“The company seems to be over-investing in a business with median returns.”

o	“ALSK-US seems too levered to raise additional debt.”

For additional reference, please see: https://online.capitalcube.com/#!/stock/US/NASD/ALSK

•	[SEC Comment]: “the Issuer and its current management have purported to implement an improper and inappropriate Amended Bylaws change which appears intended to entrench management and the [ ] board of directors [ ] to the detriment of shareholders”;

Response:

As the Reporting Person has described in its amendments to the Schedule 13D, the Reporting Person believes that ALSK’s adoption of the Amended and Restated Bylaws on December 22, 2017 (the “Bylaws”) promptly following the Reporting Person’s public complaints about ALSK’s management, and where such amendment to the Bylaws included substantially revised advance notice provisions that had the effect of making nominations to ALSK’s Board of Directors far more difficult and costly, to be an attempt at Board and management entrenchment.

•	[SEC Comment]: “[t]he adoption of the Poison Pill appears clearly to constitute an attempt by the current Board and management to entrench themselves without regard to the interests of the Issuer’s stockholders”]

Response:

As the Reporting Person has described in its amendments to the Schedule 13D, the Reporting Person believes that ALSK’s prompt adoption of the Poison Pill following the Reporting Person’s public complaints about ALSK’s management to be an attempt at entrenchment, based upon, among other things, the Reporting Person’s understanding that ALSK’s NOL position has not changed (or has changed immaterially) in the past three years and the Reporting Person’s belief that adoption of similar measures historically have been used by company management as entrenchment mechanisms.

•	[SEC Comment]: the Chief Executive Officer “receives approximately a $3,000,000 dollar salary, which is far in excess of executive compensation in any comparable public company”;

Response:

As disclosed in ALSK’s 2017 proxy statement, ALSK’s CEO, Anand Vadapalli, has received roughly $3 million (USD) in executive compensation for his services to the company in recent years. For example, Mr. Vadapalli is described as receiving $2,830,482 in executive compensation for 2016. Based upon the Reporting Person’s review of executive compensation for what the Reporting Person believes are comparable companies, including for example Internap Corporation, such compensation appears to be exorbitant.

•	[SEC Comment]: “the ongoing sale of a significant amount of the Common Stock by the Issuer’s Chief Executive Officer [ ] reflect[s] the CEO’s low confidence and belief in the Issuer” [in light of a pre-arranged Rule 10b5-1 trading plan; and]

Response:

The Reporting Person respectfully submits that it is a reasonable conclusion, notwithstanding the existence of a pre-arranged Rule 10b5-1 trading plan that permits the Issuer’s CEO to sell ALSK common stock, that the sale by the Issuer’s CEO thereunder could be reasonably inferred to reflect a lack of confidence and belief in the Issuer by the CEO.

The Reporting Person would note that similar concerns have been expressed by parties unrelated and unaffiliated with the Reporting Person, including a recent article titled Insider Selling: Alaska Communications Systems Group Inc (NASDAQ:ALSK) CEO Sells 10,000 Shares of Stock, which documented Mr. Vadapalli’s recent sales of ALSK common stock.

For additional reference, please see: https://ledgergazette.com/2018/02/14/insider-selling-alaska-communications-systems-group-inc-alsk-ceo-sells-24900-00-in-stock.html

•	[SEC Comment]: “[t]he Reporting Person believes that Mr. O’Donnell may have resigned due to the Board’s unwillingness to include [him] in its decision-making processes, in apparent violation of the Board’s duty to consider the input of each [Board] member..”

Response:

The Reporting Person made this statement upon information and belief and based upon the Reporting Person’s informed experience. The Reporting Person, however, will amend the Schedule 13D to address the Commission’s concerns.

(B)           Proposed Amended 13D Language. Notwithstanding the Reporting Person’s belief that the above responses provide a factual foundation for the excerpted statements, the Reporting Person will amend the Schedule 13D to address the Commission’s concerns to reflect that the statements are opinions based on relevant facts and reasonable conclusions therefrom. The Reporting Person shall revise the Schedule 13D to reflect substantially the following language:

•	[SEC Comment]: “it is outrageous, given the mismanagement and non-profitability of this relatively small company” [in light of the profitable quarter ended September 30, 2017;]

o	[Proposed Amended 13D Language]: “The Reporting Person believes that it is troubling, given what the Reporting Person perceives to be mismanagement of the Company”

•	[SEC Comment]: “the Issuer and its current management have purported to implement an improper and inappropriate Amended Bylaws change which appears intended to entrench management and the [ ] board of directors [ ] to the detriment of shareholders”;

o	[Proposed Amended 13D Language]: “The Issuer and its current management has implemented Amended Bylaws, which, given the timing of such adoption promptly after the filing of a Schedule 13D by the Reporting Person, appears to be intended to entrench management and the board of directors.”

•	[SEC Comment]: “[t]he adoption of the Poison Pill appears clearly to constitute an attempt by the current Board and management to entrench themselves without regard to the interests of the Issuer’s stockholders”]

o	[Proposed Amended 13D Language]: “It appears to the Reporting Person that the adoption of the Poison Pill, given the timing of such adoption promptly following the filing of a Schedule 13D by the Reporting Person, may be an attempt by the current Board and management to entrench themselves without regard to the interests of the Issuer’s stockholders”

•	[SEC Comment]: the Chief Executive Officer “receives approximately a $3,000,000 dollar salary, which is far in excess of executive compensation in any comparable public company”;

o	[Proposed Amended 13D Language]: “It appears to the Reporting Person that the Chief Executive Officer receives approximately a $3,000,000 dollar salary, which the Reporting Person believes is in excess of executive compensation in comparable public companies”

•	[SEC Comment]: “the ongoing sale of a significant amount of the Common Stock by the Issuer’s Chief Executive Officer [ ] reflect[s] the CEO’s low confidence and belief in the Issuer” [in light of a pre-arranged Rule 10b5-1 trading plan; and]

o	[Proposed Amended 13D Language]: “The Reporting Person believes that the ongoing sale of the Common Stock by the Issuer’s Chief Executive Officer appears to reflect the CEO’s low confidence and belief in the Issuer, notwithstanding the Company’s adoption of a Rule 10b5-1 plan”

•	[SEC Comment]: “[t]he Reporting Person believes that Mr. O’Donnell may have resigned due to the Board’s unwillingness to include [him] in its decision-making processes, in apparent violation of the Board’s duty to consider the input of each [Board] member..”

o	[Proposed Amended 13D Language]: “The Reporting Person believes, upon information and belief, that Mr. O’Donnell may have resigned due to the Board’s unwillingness to include him in its decision-making processes.”

Schedule 13D filed February 12, 2018

6.	Please be advised that statements voluntarily included within Schedule 13D or otherwise not provided in response to a specific line item within that disclosure schedule may be subject to federal regulation under Sections 10(b) and 14(a) of the Securities Exchange Act of 1934 and corresponding Rules 10b-5 and Rule 14a-9 thereunder. Advise us what consideration has been given to the application of Section 14(a) and Regulation 14A to the statements outlined in comment six above as well as the statements regarding director nominee profiles and qualifications in amendment number four to the Schedule 13D. To the extent that a solicitation has occurred within the meaning of the definition codified at Rule 14a-1(l) of Regulation 14A, an immediate filing obligation would arise under either Rule 14a-3(a) or Rule 14a-12 that would need to be satisfied by the submission of an electronic filing under cover of Schedule 14A as required by 14a-6(m) and Rule 14a-12(b)(if applicable).

Response to #6:

For the following reasons, the Reporting Person does not believe that Section 14(a) and Regulation 14A apply to the above-referenced statements, namely, that the 2018 annual meeting for ALSK shareholders (the “2018 Annual Meeting”) has yet to be scheduled. Well regarded case law holds that where an annual meeting of stockholders was not scheduled, stockholder publications at the time may instead be regarded as having the purpose to “inform and motivate the public rather than to solicit proxies,”1 and the 2018 Annual Meeting is so far removed in time from the above-referenced statements that they should not be regarded as “calculated to result in the procurement . . . of a proxy.”2

The Reporting Person believes that it is in compliance with Rule 10b-5 and has not made any untrue statements of a material fact or omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, in the Schedule 13D or otherwise.

1 Brown v. Chicago, R. I. & P. R. Co., 328 F.2d 122, 125 (7th Cir. 1964).

2 Smallwood v. Pearl Brewing Co., 489 F.2d 579, 601 (5th Cir. 1974).

The Reporting Person is aware that the Issuer has filed materials pursuant to Section 14(a) and Regulation 14A , perhaps out of an abundance of caution, but the Reporting Person believes such filing is otherwise not required by Section 14(a) and Regulation 14A. Among other things, for the reasons set forth in Brown and Smallwood, the Reporting Person believes that the statements made in the Schedule 13D do not require a filing by the Reporting Person under Section 14(a) and Regulation 14A. The Reporting Person respectfully submits that the Issuer’s determination that its statements are subject to Section 14(a) and Regulation 14A should not dictate whether the Reporting Person or any other stockholder must accept the Issuer’s analysis of such requirements. The Reporting Person respectfully submits that an interpretation to the contrary could be used by public companies as deterrent mechanisms with respect to valid stockholder actions.

7.	Please amend Item 7 of Schedule 13D to provide disclosure in response to Instruction A to Schedule 13D regarding the three general types of exhibits that must be filed.

Response to #7:

The Reporting Person intends to amend Item 7 of its Schedule 13D to provide disclosure in response to Instruction A to Schedule 13D regarding the three general types of exhibits that must be filed.

Please let us know if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Paul N. Silverstein

cc:	Jeremy B. Reckmeyer, Esq.